Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

03032839

8 October 2003

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH. D.C. 187

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

dw 10/27

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Mangga -1 Drilling Report

Cue is pleased to announce that at 6.00am on 8 October 2003, Mangga -1 was at a depth of 1,633 metres and circulating prior to drilling ahead to the proposed total depth of 1,750 metres. The top of the Mundu objective was penetrated at 1,342 metres and good gas shows were encountered over the interval 1,342 to 1,367 metres. A number of other hydrocarbon shows have been encountered below this zone. The significance of all shows will be determined when wireline logs are run at total depth.

Mangga -1 is located approximately 35 kilometres west of the Oyong field and approximately 30 kilometres east of the city of Surabaya in the Sampang PSC offshore East Java, Indonesia. The well is in 11 metres of water.

Participants in the Sampang PSC are :

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Coastal Indonesia Sampang Ltd (El Paso)	40%

Any queries regarding the announcement should be directed to the company on (03) 96297577 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

8 October 2003